Exhibit 99.1

Draganfly Integrates ParaZero Safety Technology into Commander 3XL Drones for Home Hospital Delivery and Emergency Response

San Diego, CA., April 25, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is pleased to announce a strategic collaboration with ParaZero Technologies Ltd., (NASDAQ: PRZO) a pioneer in drone safety systems aimed at enhancing the safety and efficacy of UAVs in medical and emergency response operations.

The integration of Draganfly and ParaZero technology is enhancing safety for UAV operations in projects such as Mass General Brigham’s Home Hospital UAV Delivery Pilot —one of the country’s leading home healthcare initiatives—and Squamish Search and Rescue (SAR), operating in one of the world’s busiest outdoor sporting and recreation regions. ParaZero’s state-of-the-art safety technology has been incorporated in FAA waivers and type certifications, in addition to other regulatory approval worldwide. The integration of ParaZero into Draganfly’s Commander 3XL supports enhanced safety for flight operations over people and beyond visual line of sight (BVLOS).

Integrating advanced parachute systems with high-end UAV design significantly mitigates accident risks, enhancing the confidence and efficiency of UAV use in emergency medical deliveries and challenging search and rescue missions. The enhanced safety and reliability empower Squamish SAR for varied missions, from aerial searches to medical supply deliveries in hard-to-reach areas. This ensures safer, more effective operations that save lives and safeguard personnel.

“Working with ParaZero signifies our commitment to advancing UAV safety and operational capabilities,” said Cameron Chell, CEO of Draganfly. “As we expand what UAVs can achieve in critical missions, ensuring the highest safety standards is paramount. Our work together will help us provide emergency responders with a safer, more reliable aerial support tool.”

“Draganfly’s impressive track record in the UAV industry and their commitment to innovation make them an ideal partner for ParaZero,” said Boaz Shetzer, CEO of ParaZero. “Our shared vision for safer and more efficient UAV operations in emergency and medical response scenarios will undoubtedly lead to better outcomes in critical situations where time and safety are of the essence.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to statements that the collaboration ensures safer, more effective operations that save lives and safeguard personnel. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.